ARNOLD & PORTER KAYE SCHOLER LLP

Three Embarcadero Center, 10th Floor

San Francisco, California 94111

VIA EDGAR

July 16, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asia Pacific Wire & Cable Corporation Limited—Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Asia Pacific Wire & Cable Corporation Limited (“APWC”), we hereby transmit electronically for filing under the Securities Act of 1933, as amended, a Registration Statement of APWC on Form F-1, including exhibits thereto.

The filing fee for the Registration Statement in the aggregate amount of $904.64 has been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you should have any questions with respect to this filing, please do not hesitate to contact the undersigned at (415) 471-3125 or ben.fackler@arnoldporter.com, or Isaac Chao at (415) 471-3126 or isaac.chao@arnoldporter.com.

Sincerely,

/s/ Benjamin Fackler

(Enclosures)

cc:	Ivan Hsia

Angeline Tseng

James Lu

Daphne Hsu

(Asia Pacific Wire & Cable Corporation Limited)

Isaac Chao

(Arnold & Porter Kaye Scholer LLP)